April 2, 2019

Melvin Pereira
Chief Executive Officer
MESO NUMISMATICS, INC.
3265 Johnson Avenue
Suite 213
Riverdale, NY 10463

       Re: MESO NUMISMATICS, INC.
           Form 10-12G
           Filed December 12, 2018
           File No. 000-56010

Dear Mr. Pereira:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products